July 25, 2014

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that DJO Finance LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the three and six months ended June 28, 2014, which was filed with the Securities and Exchange Commission on July 25, 2014.

Respectfully submitted, DJO Finance LLC /s/ Donald M. Roberts Name: Donald M. Roberts Title: Executive Vice President & General Counsel